(212) 848-7628

(212) 848-8073

WRITER’S EMAIL ADDRESS:

ccondon@shearman.com

eswann@shearman.com

May 20, 2005

VIA EDGAR TRANSMISSION

AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549-0406

Attn:	Michael Pressman
Daniel Lee

SunGard Data Systems Inc.

Schedule 13E-3 – File No. 5-38060, filed April 12, 2005

Schedule 14A – File No. 1-12989, filed April 12, 2005

Dear Messrs. Pressman and Lee:

On behalf of our client SunGard Data Systems Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) received by telecopy on May 12, 2005, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the

May 20, 2005

“Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company, Solar Capital Corp. (“Merger Co”) and Cristóbal Conde under the Exchange Act, in each case filed by the Company on April 12, 2005. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose a copy of a revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”), which is being filed with the Commission today. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent any response relates to information concerning Merger Co, any of the funds (the “Funds”) affiliated with the seven private equity firms identified in the Proxy Statement, Credit Suisse First Boston or Lazard, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

General

1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that members of your senior management and the private equity fund sponsors are not affiliates engaged in the going private transaction. In particular, we note that management will retain their positions with the surviving corporation following the reverse stock split and are providing financing to pay for the offer. Please see Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Release No. 34-17719.

RESPONSE:

We respectfully advise the Staff that we do not believe that the Funds or the executive officers or members of senior management who will invest in equity securities of the surviving corporation (the “Management Participants”), other than Mr. Conde, are affiliates of the Company. Accordingly, we do not believe that the Funds or the Management Participants (other than Mr. Conde) should be filing persons in connection with the Transaction Statement.

May 20, 2005

We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 has itself been defined as the ability, directly or indirectly, to direct or cause direction of the management and policies of an issuer. Although in the past the Commission has in certain circumstances proposed a “bright line” test for determining affiliate status, those proposals were not adopted in recognition of the difficulty and undesirability of formulating a precise definition for what constitutes “control”, and “affiliate” status is still dependent upon specific facts and circumstances.

First, we do not believe that the Funds are affiliates of the Company (and for that reason alone should not incur a filing obligation under Rule 13e-3(d)) or of any intermediate or ultimate parent of Merger Co. While we do not believe that Mr. Conde controls Merger Co, or that Merger Co is under common control with the Company, we have voluntarily included Merger Co as a filing person. The Staff has noted in its Current Issues Outline that, where the purchaser in a Rule 13e-3 transaction creates a merger subsidiary or other acquisition vehicle to effect the transaction (as the Funds have done here), the Staff will “look through the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle.” As a result of the number of Funds investing in Merger Co and the fact that each has a relatively small percentage of the outstanding equity ownership, however, no one Fund or affiliated group of Funds will control or be an intermediate or ultimate parent of Merger Co. Specifically, no Fund or affiliated group of Funds (i) holds more than 15.4% of the voting securities of Merger Co, (ii) is entitled to designate more than one director of Merger Co (out of seven directors currently), (iii) has the sole right to facilitate or veto board action, or (iv) has the sole right to facilitate or veto shareholder action. Further, this lack of control by any one Fund (or its affiliated group) is underscored by the fact that six other Funds are invested in Merger Co with roughly equal ownership and rights. Accordingly, we do not believe any one Fund (individually or together with its affiliates) “controls” Merger Co or is the intermediate or ultimate parent of Merger Co.

Furthermore, no contract or agreement has been entered into, nor is one anticipated, that would grant any Fund (individually or together with its affiliates) the power to direct the management of either Merger Co or the Company. Although a high level of involvement in the day-to-day management of an issuer, together with an equity interest, might indicate the presence of a control relationship, the board of directors of Merger Co, which includes one representative of each of the seven groups of Funds, may take action only by majority vote. Therefore, no one Fund (individually or together with its affiliates) can control the outcome of any matter considered by the Merger Co board. As a result, no Fund or affiliated group of Funds has any level of managerial authority or responsibility, through equity ownership, contract, board participation or otherwise, that would give rise to a presumption of control.

Second, we do not believe that the Management Participants, other than Mr. Conde, are affiliates of the Company, nor do we believe that such persons will be affiliates of the surviving corporation in the merger. The Management Participants do not have any ability to control the Company, nor will they have any ability to control the surviving corporation, through share ownership. As of March 15, 2005, (i) the Management Participants as a group beneficially owned less than 3% of the Company’s outstanding

May 20, 2005

common stock, (ii) excluding Mr. Conde, the Management Participants as a group beneficially owned less than 2% of the Company’s outstanding common stock, and (ii) other than Mr. Conde, no single Management Participant beneficially owned at that date more than .36% of the Company’s outstanding common stock. Similarly, the Management Participants’ collective interest in the equity securities of the surviving corporation will not be material. The total aggregate equity investment to be made by the Management Participants in the surviving corporation will represent approximately 3% of the total equity of the surviving corporation. The Management Participants will also be granted option awards representing approximately 5% of the total equity of the surviving corporation. The remaining equity in the surviving corporation to be granted to the Management Participants, representing approximately 9% of the total equity of the surviving corporation, consists of performance-based option awards that will vest only upon and subject to the achievement of predetermined performance targets. Based upon existing investment commitments, no individual Management Participant (other than Mr. Conde) will have an equity interest in the surviving corporation of more than approximately 1%, even if all performance-based options are assumed to be vested.

In addition, while each Management Participant is involved in corporate affairs or manages designated corporate areas or operations, each such Management Participant (other than Mr. Conde, who is also a member of the Company’s board of directors) has a strictly defined and limited area of responsibility with respect to the Company and will have a similarly defined and limited area of responsibility with respect to the surviving corporation. Furthermore, no agreements or other bases exist through which the Management Participants have acted or will act as a “group” with respect to the management of the Company or the surviving corporation. Accordingly, no such Management Participant has or will have the ability, through his position individually or as a member of a management group, to direct or cause the direction of the management and policies of the Company or the surviving corporation.

We therefore respectfully submit that Rule 13e-3 does not require the Funds or the Management Participants (other than Mr. Conde) to be treated as filing persons.

2.	We note your reference in your DEFA 14A filed April 22, 2005 regarding “SunGard’s ‘Safe Harbor’ Statement under Private Securities Litigation Reform Act of 1995.” By its terms, the Private Securities Litigation Reform Act safe harbor for forward-looking statements does not apply to statements made in connection with going private transactions. Please refer to Telephone Interpretation M.2 in the July 2001 Supplement to our Manual of Publicly Available Telephone Interpretations. Please also see Section 21E of the Exchange Act and Section 27A of the Securities Act. Please confirm that you will not reference the safe harbor in any future filings made in connection with this transaction.

RESPONSE:

As requested by the Staff, we confirm on behalf of the Company that it will not reference the Private Securities Litigation Reform Act safe harbor in any future filings made in connection with this transaction.

May 20, 2005

Schedule 13E-3

Item 4.	Terms of the Transaction

3.	We note your incorporation by reference of the information set forth under “Special Factors—Background of the Merger” in response to the disclosure required under Item 1004(e) of Regulation M-A. Please explain how the information set forth in “Special Factors—Background of the Merger” addresses Item 1004(e).

RESPONSE:

Our response to the disclosure required under Item 4 of the Transaction Statement has been revised in response to the Staff’s comment. See Item 4, “Terms of the Transaction” on page 3 of the Transaction Statement.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

4.	It appears that your disclosure under “Executive Compensation—Certain Transactions with Management” and “—Certain Relationships and Related Transactions” may be applicable to the disclosure required under Item 1005(a)(2) of Regulation M-A. For example, under “—Certain Transactions with Management” you disclose transactions between entities owned by Mr. Mann, a director, and you for travel-related services for your executives resulting in payments of approximately $117,000 to such entities. Please revise as necessary.

RESPONSE:

Our response to the disclosure required under Item 5 of the Transaction Statement has been revised in response to the Staff’s comment. See Item 5 “Past Contacts, Transactions, Negotiations and Agreements” on page 4 of the Transaction Statement.

5.	Please address whether any agreement between Solar Capital, as a filing person, and the investors that own Solar Capital require disclosure pursuant to Item 1005(e) of Regulation M-A. For instance, it appears that Item 1005(e) may require you to disclose the agreements discussed in “Special Factors—Financing.” Please also note the exhibit filing requirements pursuant to Item 1016 of Regulation M-A.

RESPONSE:

Our response to the disclosure required under Item 5 of the Transaction Statement has been revised in response to the Staff’s comment. See Item 5 “Past Contacts, Transactions, Negotiations and Agreements” on page 4 of the Transaction Statement. In addition, the Company has filed the equity commitment letters between Solar Capital Corp. and each member of the investor group as exhibits to the Transaction Statement.

May 20, 2005

Item 10.	Source and Amounts of Funds or Other Consideration

6.	We note your disclosure on page 55 discussing an alternative financing arrangement with respect to a $3 billion proposed debt placement. Please disclose whether any alternative financing arrangements or plans exist in the event your primary financing plans fall through. Please see Item 1007(b) for additional guidance.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 52 of the Proxy Statement under “SPECIAL FACTORS – Financing”. We have also revised the disclosure on page 54 of the Proxy Statement to clarify that the Company’s alternative to consummating the receivables facility is to increase the amount of term loans funded under the senior secured credit facilities, as previously disclosed on page 52 of Proxy Statement. We also note that the Company’s alternative to the high yield debt financing is to borrow under the committed bridge facilities, as described on page 53 of the Proxy Statement.

7.	Please briefly describe any plans or arrangements to finance or repay your debt financing arrangements. Please see Item 1007(d)(2) for additional guidance.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 51 and 52 of the Proxy Statement under “SPECIAL FACTORS – Financing”.

Item 13.	Financial Information

8.	It appears that the information set forth in your proxy statement under “Ratio of Earnings to Fixed Charges” may be responsive to this disclosure requirement. Please see Item 1010(a)(3) of Regulation M-A.

RESPONSE:

Additional disclosure has been included in the Transaction Statement to address the Staff’s comment. Please see Item 13 “Financial Information” on page 11 of the Transaction Statement.

Schedule 14A

9.	The proxy statement should begin with a Summary Term Sheet setting forth the principal terms of the transaction, not summarizing the entire document. It should be no longer than a page and a half. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a of Release No. 33-7760. In addition, revise the structure of your proxy statement so that the “Special Factors” section is at the beginning of the proxy statement. Refer to Rule 13e-3(e)(l)(ii). In this regard, please revise your Questions and Answers and summary to delete duplicative information and provide only material information.

May 20, 2005

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see the section entitled “SUMMARY” beginning on page 1 of the Proxy Statement. In addition, the structure of the Proxy Statement has been revised in response to the Staff’s comment. Please see the section entitled “SPECIAL FACTORS” beginning on page 15 of the Proxy Statement.

10.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Where appropriate please revise to summarize all the presentations or reports provided by the various investment banking firms you reference during the course of the meetings you have described, including preliminary analyses and reports. In addition, please disclose whether any presentations and reports were made with regard to the proposed spin-off, provide an appropriate summary and attach the reports as exhibits.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 16 and 20 of the Proxy Statement under “SPECIAL FACTORS – Background of the Merger”.

Supplementally, we advise the Staff that we believe that the presentations relating to the proposed spin-off are not “materially related to the Rule 13e-3 transaction” as required by Item 1015 of Regulation M-A and therefore are not required to be filed as exhibits to the Transaction Statement or described in the Proxy Statement. The decision to enter into the Rule 13e-3 transaction was made independently of the decision to pursue a potential spin-off, which process began in the Spring of 2004 but was ultimately terminated. In connection with the proposed spin-off, the Company’s advisors made a total of five presentations to the Company’s board of directors over a four-month period ending five months prior to board approval of the Rule 13e-3 transaction. Furthermore, the presentations were related to a proposed spin-off of one of the Company’s business units rather than a sale of all of the Company, and therefore did not analyze the merger consideration or the fairness thereof. Credit Suisse First Boston did not rely on the presentations relating to the proposed spin-off in rendering its opinion as to the fairness of the merger consideration. As a result, we believe that any presentations with regard to the proposed spin-off are not “materially related to the Rule 13e-3 transaction” and, therefore, are not required to be filed as exhibits to the Transaction Statement or described in the Proxy Statement. Additionally, we believe that the material factors considered by the board in connection with their fairness determination and considered by Credit Suisse First Boston and Lazard in connection with the deliveries of their opinions have been adequately disclosed in the Proxy Statement and that additional disclosure with respect to the presentations would be inappropriate, confusing and potentially misleading.

May 20, 2005

The five written presentations of Credit Suisse First Boston provided to SunGard’s board of directors in connection with the proposed spin-off transaction will be provided to the Staff for its review, under separate cover, by counsel for Credit Suisse First Boston, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, counsel for Credit Suisse First Boston will request that these presentations be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Credit Suisse First Boston will also request confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83.

Questions and Answers about the Annual Meeting and the Merger

Are appraisal rights available?, p. 5

11.	Please revise to disclose that any stockholder intending to exercise their appraisal rights must not vote or otherwise submit a proxy in favor of the adoption of the merger agreement.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. The Question and Answer referenced by the Staff has been deleted and additional disclosure regarding appraisal rights has been included under “SUMMARY – Summary Term Sheet”. Please see page 2 of the Proxy Statement.

What are the consequences of the merger to our executive officers?, pp. 5-6

12.	We note that your management participants will receive “certain gross-up payments for excise taxes” resulting from the merger. Please quantify the payments and elaborate in plain terms what such payments are for and what the taxes represent. Provide corresponding disclosure on page 12.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment to make clear that the payments would be for excise taxes, if any, incurred by the Management Participant under Section 4999 of the Internal Revenue Code for the acceleration of stock options. Please see page 9 of the Proxy Statement under “SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger” and page 62 of the Proxy Statement under “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”. We respectfully advise the Staff that the Company will not be able to determine the amount of such payments (if any) that the Management Participant will receive until the time that the merger is completed.

May 20, 2005

13.	Briefly quantify all payments to be received by management participants.

RESPONSE:

The current disclosure contained in the Proxy Statement indicates that the Management Participants will not receive any payments under their change in control agreements except for certain gross-up payments. Please see page 9 of the Proxy Statement under “SUMMARY—Interests of the Company’s Directors and Executive Officers in the Merger” and page 62 of the Proxy Statement under “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”. As noted above in the response to the Staff’s comment 12, we respectfully advise the Staff that the Company will not be able to determine the amount of any such gross-up payments until the time that the merger is completed. As is the case with each option holder of the Company’s stock, the Management Participants will be able to exercise their options and receive $36.00 in cash (less the applicable exercise price). The number of vested and unvested options held by each Management Participant, along with their value at $36.00 per share, is disclosed on the table on page 57 of the Proxy Statement. Other than payments received under employment agreements with the surviving corporation, the Management Participants will not receive any other payments in connection with the merger.

Should I send in my stock certificates now?, p. 7

14.	Please clarify your answer to address any similar concerns that may be raised by stockholders who hold their shares in “street name.”

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 6 of the Proxy Statement under “SUMMARY – Questions and Answers about the Annual Meeting and the Merger”.

Summary

Voting and Proxies, p. 9

15.	We reference your statement that stockholders may vote over the Internet. Advise us of the means by which stockholders will be permitted to vote by Internet.

RESPONSE:

We respectfully advise the Staff that the proxy card to be included with the definitive proxy statement and mailed to stockholders in connection with the transaction will contain instructions detailing how stockholders may vote by Internet. These instructions will include the internet address of the Company’s electronic voting website (www.eproxy.com/sds/) and will inform stockholders of the information that they will need to access the website, including a company number, a control number (these numbers will be located on the proxy card itself) and the last four digits of such stockholder’s U.S. Social Security Number or Tax Identification Number. Once logged on to the website, stockholders will follow the instructions provided to access their records and create an electronic ballot.

May 20, 2005

Board Recommendation, p. 10

16.	Please identify the other director who did not vote at the special meeting called to consider the merger agreement and merger. Please see Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation S-K for additional guidance. Further, please clarify your disclosure to indicate that Mr. Conde and the director by their absence did not approve the merger agreement nor recommend to your stockholders that they vote for the adoption of the merger agreement, if that is the case.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 21 of the Proxy Statement under “SPECIAL FACTORS – Background of the Merger”, page 22 of the Proxy Statement under “SPECIAL FACTORS – Reasons for the Merger” and page 27 of the Proxy Statement under “SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”.

Termination Fees and Expenses, p. 15

17.	Briefly describe the “certain conditions” to which you refer.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 11 and 12 of the Proxy Statement under “SUMMARY – Termination Fees and Expenses”.

Expenses of Proxy Solicitation, p. 21

18.	We note that you may solicit proxies via “electronic means of communication.” Advise us whether the means by which you intend to solicit includes the Internet. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

RESPONSE:

We respectfully advise the Staff that the Company and its proxy solicitor, D.F. King & Co., intend to solicit proxies by mail, telephone, facsimile and in person. The Company and D.F. King & Co. will not solicit proxies via the Internet. We also confirm, on behalf of the Company, its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A.

May 20, 2005

Special Factors

Background of the Merger, pp. 22-28

19.	Identify the advisors to Silver Lake Partners present at the various meetings.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 16, 18 and 21 of the Proxy Statement under “SPECIAL FACTORS –Background of the Merger”.

20.	Revise your disclosure throughout this section to describe the substance of the discussions or negotiations rather than merely generically listing the type of items discussed.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 15 through 22 of the Proxy Statement under “SPECIAL FACTORS –Background of the Merger”.

21.	With reference to the fifth paragraph on page 27, please expand your disclosure to discuss your response(s) with respect to these other proposals and whether you requested any formal proposals of these other offerors. Further, please elaborate on the last sentence in the paragraph. Explain your use of the term “counterparty” and the relevance of your disclosure of a specific instance in which someone noted that they would not be competitive with the price offered by Silver Lake. Was this counterparty further along in discussions with you then the other offerors? As a counterpoint to your last sentence, did any other party indicate that they would be competitive with the price offered by Silver Lake?

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 21 of the Proxy Statement under “SPECIAL FACTORS –Background of the Merger”.

22.	We note your disclosure on pages 27 and 28 in which Morgan Lewis summarized for your board of directors in its March 22 meeting the terms on which management would participate in the transaction. Please disclose the extent to which management’s terms for the transaction resulted in any changes to the transaction terms that were subsequently conveyed to Silver Lake and implemented into the final terms for the transaction.

RESPONSE:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 21 of the Proxy Statement under “SPECIAL FACTORS –Background of the Merger”.

May 20, 2005

Reasons for the Merger, pp. 28-31

23.	We note your statement “including the following” preceding the reasons for the board’s determination. Please identify all the reasons supporting the board’s decision.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 22 of the Proxy Statement under “SPECIAL FACTORS –Reasons for the Merger”.

24.	Please revise to expressly indicate whether the board believes the Rule 13e-3 transaction is both substantively and procedurally fair to the your unaffiliated shareholders and the bases for the belief. Refer to Question and Answer No. 21 of Release No. 34-17719. Your disclosure indicates that the board of directors determined that the merger is fair to, and in the best interests of, your stockholders other than certain executive officers and other members of senior management. Item 1014 of Regulation M-A requires each filing person to opine as to the fairness of the transaction to the unaffiliated stockholders only. We believe the concept of fairness to non-affiliates may be slightly different than fairness to your defined class. Please revise to expressly direct the procedural and substantive fairness determinations to unaffiliated stockholders separately. Provide the same revision with respect to the other Schedule 13E-3 filing persons.

RESPONSE:

We respectfully advise the Staff that, as disclosed in the Proxy Statement, the Company’s board of directors determined that the merger is fair to, and in the best interests of, stockholders of the Company, other than certain executive officers and members of senior management who, by virtue of their participation in the transaction through their investments in equity securities of the surviving corporation, have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s stockholders generally. As discussed above in the response to the Staff’s comment 1, however, we believe that, other than Mr. Conde, these executive officers and members of senior management are unaffiliated stockholders. Accordingly, the disclosure in the Proxy Statement specifies that the board’s fairness determination was not made with respect to the defined class.

25.

All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person’s fairness determination to address in detail all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, we note that the board of directors either does not address or does not provide sufficient analysis regarding the factors listed in Instruction 2(ii)-(vii). If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. In that regard, we note that your references to liquidity and net book value are insufficient. See Question and Answer No. 20 of Release No. 34-17719

May 20, 2005

(…the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values).

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 23, 24 and 26 of the Proxy Statement under “SPECIAL FACTORS – Reasons for the Merger”.

26.	Revise the fairness discussions to ensure that each one separately addresses Item 1014(d) and (f) of Regulation M-A as well as the absence of a special committee. If a conclusion was reached that the transaction is procedurally fair, disclose why such a conclusion was reached in the absence of the cited procedural safeguards.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 24 and 25 of the Proxy Statement under “SPECIAL FACTORS – Reasons for the Merger”.

Opinion of Credit Suisse First Boston LLC, pp. 32-39

27.	Provide in your summary all the information Item 1015(b)(6) of Regulation M-A requires. In that regard, delete references on page 32 to the opinion for a discussion of the procedures followed, assumptions made and limitations on the scope of the review. Provide a summary of the instructions given to the advisor by the board of directors regarding the preparation of its report. Also, the discussion should not be “qualified in its entirety.”

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 28 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.”

We supplementally advise the Staff that, to the extent material, the summary includes all information required by Item 1015(b)(6) of Regulation M-A. Additionally, we believe the language referenced on page 27 relating to the procedures followed, assumptions made and limitations on the scope of the review is customary and that it is important to note for the reader that the opinion references such procedures followed, assumptions made and limitations on the scope of the review. Accordingly, no modifications have been made to the summary in this regard.

May 20, 2005

28.	We note your reference on page 32 to non-public information furnished by you. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

RESPONSE:

We respectfully advise the Staff that the projections provided by the Company’s management to its financial advisors have been filed with materials included in Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(7) and (c)(8) to the Transaction Statement. The Company has also included on page 68 of the Proxy Statement, under the heading “SPECIAL FACTORS – Certain Projections”, 2005 budget information, as well as growth rate and operating income margin assumptions for 2006 and 2007, in each case provided to the investor group. We note that, in response to the Staff comment “58”, the Company has identified the assumptions and estimates underlying such projections.

29.	Revise to include a more detailed summary of the analyses the advisor performed, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made. In each analysis please quantify any adjustments that the advisor made and explain why the adjustments were appropriate. Also, for each analysis indicate whether any underlying data points were either not available or not considered. If a data point was not considered or deemed relevant, please explain why.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 30 through 33 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.” We supplementally advise the Staff that the summary currently quantifies the values for each analysis and includes summaries of all information that was material to each analysis. Accordingly, no further modifications have been made to the summary in this regard. We further supplementally advise the Staff that Credit Suisse First Boston made no adjustments in any analysis.

30.	Including a brief and concise summary for each analysis explaining why the transactions or companies selected were considered generally comparable to either this transaction or to SunGard.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 30 through 33 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.”

May 20, 2005

31.	We note that certain valuation analyses done by Credit Suisse First Boston gave pro forma effect to the disposition of Brut LLC and certain acquisitions. Please expand your discussion to explain the reason for giving the transactions pro forma effect and how pro forma effect is given to internal management estimates. Were they recent transactions not encompassed in 2004 revenue? Also, who gave them pro forma effect—management or Credit Suisse First Boston? Did Lazard’s valuations also take into account such pro forma effect?

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 32 and 33 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.”

32.	We note certain multiples as well as discount rates used with respect to the discounted cash flow analysis done by Credit Suisse First Boston. We also note the use of assumed perpetual growth rates and discount rates with respect to Lazard’s analysis. Please disclose how such multiples, discount rates and perpetual growth rates were determined for use.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 33 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.”

33.	We note your disclosure regarding the selection of Credit Suisse First Boston based partly on their familiarity with you and your business. Please disclose the length of time that Credit Suisse First Boston has served as a financial advisor to you.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 34 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.”

34.	Describe any material relationship with and quantify any consideration paid to Credit Suisse in the preceding two years. See Item 1015(b)(5).

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 34 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC.”

Opinion of Lazard Frères & Co. LLC, p. 39

35.	To the extent comments relating to Credit Suisse First Boston apply to the Lazard’s opinion, provide comparable disclosure.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 35, 39 and 42 of the Proxy Statement under “SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC.”

May 20, 2005

Position of Cristóbal Conde as to Fairness, p. 47

36.	Delete the introductory paragraph. Mr. Conde is a filing person.

RESPONSE:

The introductory paragraph has been deleted in response to the Staff’s comment. Please see page 42 of the Proxy Statement under “SPECIAL FACTORS – Position of Cristóbal Conde as to Fairness”.

37.	We note your statement that Mr. Conde is adopting the conclusions of the board of directors. Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one party relied upon the analysis of another, such as the board or a financial advisor, that party must expressly adopt the analyses, as well as the conclusion, of the other.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 43 of the Proxy Statement under “SPECIAL FACTORS – Position of Cristóbal Conde as to Fairness”.

Position of Merger Co. as to Fairness p. 47

38.	Delete the introductory sentence. Solar Capital is identified as a filing person.

RESPONSE:

The introductory sentence has been deleted in response to the Staff’s comment. Please see page 43 of the Proxy Statement under “SPECIAL FACTORS – Position of Merger Co as to Fairness”.

39.	Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one party relied upon the analysis of another, such as the board committee or a financial advisor, that party must expressly adopt the conclusion and analyses of the other.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 43 through 46 of the Proxy Statement under “SPECIAL FACTORS – Position of Merger Co as to Fairness”.

Purposes, Reasons and Plans for SunGard after the Merger, pp. 48-49

40.

We note your statement in the first paragraph on page 49 regarding “transaction costs that are lower than they would be in a two step transaction.” Please elaborate on what you mean by a “two step transaction” and why transaction costs would be

May 20, 2005

lower. In addition, please discuss any other alternatives that were considered in order to achieve the objectives of the transaction, and discuss why the current transaction was deemed superior. For example, expand your disclosure to explain why the offer was deemed superior to the proposed spin-off.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 46 and 47 of the Proxy Statement under “SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”.

Certain Effects of the Merger, p. 49

41.	The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the public stockholders. For example, revise to include the effect the Rule 13e-3 transaction will have upon the filing persons’ interest in net book value and net earnings of the issuer in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 47 of the Proxy Statement under “SPECIAL FACTORS – Certain Effects of the Merger”.

Interests of the Company’s Directors and Executive Officers in the Merger

Equity Investment in the Surviving Corporation by Executive Officers, pp. 61-62

42.	We note that management participants may make their equity investments by way of cash, contributing SunGard shares or converting existing SunGard stock options to those for shares in the surviving corporation. If available, please disclose how each of the management participants intends to make their equity investments.

RESPONSE:

We respectfully advise the Staff that the Company will not have this information until the time of the completion of the merger, at which time the Management Participants will be required to commit as to the manner in which their investment will be made.

43.	We note that you only list 14 of 17 management participants. Please identify the three other management participants and provide comparable disclosure.

RESPONSE:

We respectfully advise the Staff that disclosure has been provided with respect to the 14 individuals who are executive officers and for the 17 Management Participants as a group. The three individuals for whom disclosure is not provided are not executive

May 20, 2005

officers of the Company, and, therefore, the Company believes that separate disclosure is not required for these three individuals. Additional disclosure has been added to the Proxy Statement in response to the Staff’s comment to clarify the fact that three of the Management Participants are not executive officers of the Company. Please see pages 59 and 60 of the Proxy Statement under “SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”.

Material U.S. Federal Income Tax Consequences, p. 67

44.	Please eliminate the language that the discussion “is a general discussion.” We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 63 of the Proxy Statement under “SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”.

45.	Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the company and the filing persons. See Item 1013(d) of Regulation M-A.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 63 through 65 of the Proxy Statement under “SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”.

Certain Projections, p. 69

58.	Identify the assumptions and estimates underlying the projections.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 68 of the Proxy Statement under “SPECIAL FACTORS – Certain Projections”.

Election of Directors (Proposal No. 3)

46.	Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that your disclosure appears to indicate that Mr. Eisenstat currently serves as a director of a public company other than SunGard. Directorships of public companies are required to be disclosed pursuant to Item 401(e)(2).

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 101 of the Proxy Statement under “Election of Directors (Proposal No. 3)”.

May 20, 2005

47.	Pursuant to Item 7(a) of Schedule 14A, please provide the information required by Instruction 4 to Item 103 of Regulation S-K with respect to your directors and executive officers.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 102 of the Proxy Statement under “Election of Directors (Proposal No. 3)”.

Ratification of Appointment of our Independent Registered Public Accounting Firm (Proposal No. 4)

Audit Committee Pre-approval of Audit and Permissible Non-audit Services…, p. 119

48.	Please provide the disclosure required pursuant to Item 9(e)(5)(ii) of Schedule 14A.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 120 of the Proxy Statement under “Ratification of Appointment of our Independent Registered Public Accounting Firm (Proposal No. 4) - Audit Committee Pre-approval of Audit and Permissible Non-audit Services of Independent Registered Public Accounting Firm”.

*        *        *        *

The undersigned, on behalf of each of the Company, Solar Capital Corp. and Cristóbal Conde (collectively, the “Filing Persons”), hereby acknowledges that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *

Please direct any questions concerning this letter to Creighton O’M. Condon at (212) 848-7628 or Eliza W. Swann at (212) 848-8073.

Very truly yours,

/s/ Creighton O’M. Condon
Creighton O’M. Condon

/s/ Eliza W. Swann
Eliza W. Swann

Attachments

cc:	Cristóbal Conde
Lawrence A. Gross, Esq.
SunGard Data Systems Inc.

Clare O’Brien, Esq.
Shearman & Sterling LLP

Alfred O. Rose, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP

Howard L. Shecter, Esq.
Robert J. Lichtenstein, Esq.
Morgan, Lewis & Bockius LLP